One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com __________________________________________
STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

February 22, 2021

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Registrant”)
Post-Effective Amendment No. 162
File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by Ms. Kimberly Browning of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 162 to the Registrant’s registration statement on Form N-1A.

PEA No. 162 was filed in connection with the annual update of Harbor Emerging Markets Equity Fund (the “Fund”), a series of the Registrant, to incorporate the change in subadviser and related investment strategy changes reflected in a previous supplement and to make certain other changes. The Registrant previously responded to comments from Ms. Browning in a letter dated February 16, 2021 (the “Prior Letter”).

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 162.

COMMENT 1:	(Prospectus and SAI)

The Staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of the Registrant’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response:	The Registrant acknowledges this statement.

February 22, 2021 Page 2

COMMENT 2:	(Prospectus – Fund Summary – Principal Risks)

The Staff notes that, in the Prior Letter, the Registrant indicated that it had significantly reduced its exposure to China, Taiwan and Korea and that, based on the Fund’s current investments, the Registrant does not believe principal risk disclosure relating to such countries is necessary. Please confirm that investment in China, Taiwan and/or Korea is not a principal investment strategy of the Fund.

Response:	The Registrant confirms that it does not consider investment in China, Taiwan and/or Korea to be a principal investment strategy of the Fund. The Registrant further confirms that it is aware of the requirements under Items 4 and 9 of Form N-1A to disclose its principal investment strategies, including the particular type or types of securities in which the Fund principally invests, together with the associated risks. To the extent investment in China, Taiwan and/or Korea became a principal investment strategy of the Fund in the future, the Registrant would make appropriate updates to its disclosure.

COMMENT 3:	(Prospectus – Fund Summary – Principal Risks)

The Staff reiterates Comment 10 from the Prior Letter (relating to inclusion of strategy disclosure for the Fund to correspond to “Foreign Currency Risk”).

Response:

The Registrant has revised the Principal Investment Strategy section of the Fund Summary to include the following statement:

“The Fund may invest in securities denominated in, and/or receiving revenues in, foreign currencies.”

COMMENT 4:	(Prospectus – Fund Summary – Principal Investment Strategy)

The Staff reiterates Comment 11 from the Prior Letter. Specifically, the Staff does not believe that the statement that “[t]he Subadviser integrates environmental, social, and governance factors into its investment process and as part of its overall portfolio decision making process” provides sufficient detail regarding consideration of ESG factors. Please revise the disclosure to provide further specificity, including how “ESG” is defined, the criteria used, whether all investments must meet a fund’s ESG criteria, and whether the strategy incorporates negative screens.

February 22, 2021 Page 3

Response:

The Registrant has replaced the foregoing disclosure with the following:

“As part of its investment process with respect to each portfolio investment, the Subadviser considers environmental, social and governance (“ESG”) factors that it believes may have a material impact on an issuer and the value of its securities. As a result, the key ESG considerations may vary depending on the industry, sector, geographic region or other factors and the core business of each issuer.”

The Registrant believes the disclosure, as revised, is appropriately responsive to the Form N-1A requirements. As noted in the Prior Letter, the funds do not hold themselves out as ESG-focused funds and ESG factors are among the many factors that a Subadviser considers in evaluating an investment. Accordingly, the Registrant does not believe it is appropriate to overemphasize the ESG-related factors that a Subadviser considers relative to other factors considered as part of its investment process. Furthermore, the Registrant notes that the funds’ Item 9 disclosure states that “[a] Fund may seek to identify companies that reflect certain ESG considerations, but investors may differ in their views of what constitutes positive or negative ESG-related outcomes. As a result, the Fund may invest in companies that do not reflect the beliefs and values of any particular investor.”

COMMENT 5:	(Prospectus – Additional Information about the Funds’ Investments)

As a follow up to Comment 14 from the Prior Letter, the Staff requests that the Registrant confirm that no fund invests in China A-Shares as a principal investment strategy. If any fund does invest in China A-Shares as a principal investment strategy, please include corresponding risk disclosure and Item 4 disclosure.

Response:	The Registrant confirms that it does not consider investment in China A-Shares to be a principal investment strategy of any of the funds. As noted above, the Registrant further confirms that it is aware of the requirements under Items 4 and 9 of Form N-1A to disclose its principal investment strategies, including the particular type or types of securities in which a Fund principally invests, together with the associated risks. To the extent

February 22, 2021 Page 4

investment in China A-Shares became a principal investment strategy of any of the funds in the future, the Registrant would make appropriate updates to its disclosure.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron

Stephanie A. Capistron

Cc:	Charles F. McCain
Anmarie S. Kolinski
Erik D. Ojala, Esq.
Diana R. Podgorny, Esq.
Meredith Dykstra, Esq.
Harbor Funds

Christopher P. Harvey, Esq.
Dechert LLP